UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

TURNING POINT THERAPEUTICS, INC.
(Name of Subject Company)

Turning Point Therapeutics, Inc.
(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

90041T108
(CUSIP Number of Class of Securities)

Athena Countouriotis, M.D.
President and Chief Executive Officer
Turning Point Therapeutics, Inc.
10628 Science Center Drive, Ste. 200
San Diego, California 92121
(858) 926-5251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden
Rowook Park
Charles J. Bair
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Turning Point Therapeutics, Inc., a Delaware corporation (the “Company” or “Turning Point”), with the Securities and Exchange Commission on June 17, 2022, relating to the tender offer on Schedule TO filed with the Securities and Exchange Commission on June 17, 2022 by Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”) and Rhumba Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Bristol-Myers Squibb (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of June 2, 2022 (the “Merger Agreement”), by and among the Company, Bristol-Myers Squibb and Purchaser to acquire all of the outstanding shares of common stock of Turning Point, $0.0001 par value per share (the “Shares”) at an offer price of $76.00 per Share in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2022  (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as amended or supplemented from time to time, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. This Amendment No. 4 is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.     By deleting the second paragraph under the section titled “—U.S. Antitrust” on page 37 in its entirety and replacing it with the following paragraphs:

“Each of Turning Point and Bristol-Myers Squibb filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on July 29, 2022. The waiting period under the HSR Act expired on August 15, 2022, at 11:59 p.m., Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

2.     By adding two new sentences as the last two sentences under the section titled “—Other Antitrust Approvals” on page 38 as set forth below:

“On July 20, 2022, Bristol-Myers Squibb submitted a filing with the FCO under the German Act Against Restraints of Competition. On August 15, 2022, Bristol-Myers Squibb and Turning Point received clearance from the FCO with respect to the Offer and the Merger.”

3.     By adding a new section titled “—Expiration of the Offer Period; Completion of the Merger” immediately before the section titled “—Cautionary Note Regarding Forward-Looking Statements” on page 38 as follows:

“Expiration of the Offering Period; Completion of the Merger

The Offer expired as scheduled at 5:00 p.m., Eastern Time, on August 15, 2022 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by Equiniti Trust Company, the depositary for the Offer (the “Depositary”), that, as of the Expiration Time, a total of 41,896,678 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 84% of the issued and outstanding Shares as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. In addition, the Depositary has advised Purchaser that, as of such time, Notices of Guaranteed Delivery had been delivered with respect to 1,800,712 additional Shares that have not yet been “received”, as defined by Section 251(h)(6) of the DGCL.

The Purchaser expects to promptly accept for payment, on August 17, 2022, all Shares validly tendered and not validly withdrawn pursuant to the Offer. The Purchaser will promptly pay for all Shares accepted pursuant to the Offer. Bristol-Myers Squibb expects the Merger to close on August 17, 2022, promptly following the acceptance of all Shares validly tendered and not validly withdrawn pursuant to the Offer, with Purchaser merging with and into Turning Point, with Turning Point continuing as the surviving corporation and a wholly owned subsidiary of Bristol-Myers Squibb.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Bristol-Myers Squibb and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Turning Point’s reporting obligations under the Exchange Act as promptly as practicable.”

Item 9.	Exhibits.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(16)	Press Release issued by Bristol-Myers Squibb Company, dated August 16, 2022 (incorporated by reference to Exhibit (a)(5)(ix) to Amendment No. 4 to the Schedule TO, filed August 16, 2022).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TURNING POINT THERAPEUTICS, INC.

	By:	/s/ Athena Countouriotis
	Name:	Athena Countouriotis
	Title:	President and Chief Executive Officer
Dated: August 16, 2022